82-1209

GGL DIAMOND CORP.

2008 AUG 26 P 2:55

NOT FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

August 19, 2008

Non-brokered private placement raises total of $1.09 million

Vancouver, British Columbia — GGL Diamond Corp. (TSXV: GGL) ("GGL"), announces that it has closed the final tranche of its non-brokered private placement originally announced on July 8, 2008, to bring the total gross proceeds raised to $1,090,000. In the final tranche, 160,000 flow-through common shares at a price of $0.25 each and 20,000 non-flow-through units at $0.20 each were placed for gross proceeds of $44,000. Each non-flow-through unit consisted of one non-flow-through common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one common share until August 18, 2010 at $0.30 per share in the first year and $0.40 per share in the second year. No finder's fee was paid in connection with the final tranche. The securities in the final tranche have a hold period until December 19, 2008.

[redacted]

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

08004497

SUPPL

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PROCESSED
AUG 28 2008
THOMSON REUTERS

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

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